    FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 1997
                                             REGISTRATION STATEMENT NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ---------------
                           MARK IV INDUSTRIES, INC.
            (EXACT NAME OF REGISTRANT IS SPECIFIED IN ITS CHARTER)
        DELAWARE                     3052                    23-1733979
                              (PRIMARY STANDARD           (I.R.S. EMPLOYER
    (STATE OR OTHER               INDUSTRIAL           IDENTIFICATION NUMBER)
    JURISDICTION OF          CLASSIFICATION CODE
    INCORPORATION OR                 NO.)
     ORGANIZATION)              ---------------
                        501 JOHN JAMES AUDUBON PARKWAY
                                 P.O. BOX 810
                         AMHERST, NEW YORK 14226-0810
                                (716) 689-4972
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              WILLIAM P. MONTAGUE
                                   PRESIDENT
                           MARK IV INDUSTRIES, INC.
                        501 JOHN JAMES AUDUBON PARKWAY
                                 P.O. BOX 810
                         AMHERST, NEW YORK 14226-0810
                                (716) 689-4972
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
       DAVID L. FINKELMAN, ESQ.                GERALD S. LIPPES, ESQ.
    STROOCK & STROOCK & LAVAN LLP      LIPPES, SILVERSTEIN, MATHIAS & WEXLER
           180 MAIDEN LANE                              LLP
    NEW YORK, NEW YORK 10038-4982              700 GUARANTY BUILDING
                                                  28 CHURCH STREET
                                            BUFFALO, NEW YORK 14202-3950
                                ---------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                                ---------------
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                 PROPOSED      PROPOSED MAXIMUM
                                                             MAXIMUM AGGREGATE    AGGREGATE
        TITLE OF EACH CLASS OF             AMOUNT TO BE       PRICE PER UNIT       OFFERING        AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED              (1)           PRICE (1)     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------
4 3/4% Convertible Subordinated Notes
 due 2004                                  $275,000,000             100%         $275,000,000       $81,125
----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share  8,380,952 Shares (2)        --           $275,000,000          --(2)
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

(1)Calculated pursuant to Rule 457(i) of the Securities Act of 1933, as amended.
(2) Based on a conversion price of $32.8125 per share, but deemed to include any additional shares of Common Stock that may be issuable upon conversion of the Notes as a result of the antidilution provisions thereof. Pursuant to Rule 457(i), no registration fee is required for these shares.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 16, 1997

PRELIMINARY PROSPECTUS
                                  $275,000,000
                            MARK IV INDUSTRIES, INC.
                 4 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004

                                  -----------

  The 4 3/4% Convertible Subordinated Notes Due 2004 (the "Notes") of Mark IV Industries, Inc., a Delaware corporation (the "Company"), and the shares of the Company's common stock, par value $.01 per share (the "Common Stock" and, together with the Notes, the "Securities"), issuable upon conversion of the Notes, may be offered for sale from time to time for the account of certain holders of the Securities (the "Selling Holders") as described under "Selling Holders." The Selling Holders may, from time to time, sell the Securities offered hereby to or through one or more underwriters, directly to other purchasers or through agents in ordinary brokerage transactions, in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to then prevailing market prices or at negotiated prices. See "Plan of Distribution."

  The Notes will mature on November 1, 2004, unless previously redeemed. Interest on the Notes is payable semi-annually on May 1 and November 1 of each year. Holders ("Holders") of the Notes are entitled, at any time through November 1, 2004, subject to prior redemption, to convert any Notes or portions thereof into Common Stock at a conversion price of $32.8125 per share, subject to certain adjustments. See "Description of the Notes--Conversion of Notes." The Common Stock is quoted on the New York Stock Exchange ("NYSE") under the symbol "IV." On December 12, 1997, the last reported sale price of the Common Stock on the NYSE was $22 1/16 per share.

  The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after November 3, 2000, at the declining redemption prices set forth herein, plus accrued and unpaid interest. In the event of a Change of Control (as defined herein), each Holder of Notes may require the Company to repurchase such Holder's Notes in whole or in part at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest. See "Description of Notes--Optional Redemption by the Company" and "--Repurchase Upon Change of Control."

  The Notes constitute general unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. In addition, because the Company's operations are conducted primarily through its operating subsidiaries, claims of creditors and holders of indebtedness of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including Holders of the Notes.

  The Notes were originally issued on October 29, 1997 in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

  The Company will not receive any of the proceeds from the sale by the Selling Holders of any of the Notes or the Common Stock issuable upon conversion thereof.

                                  -----------

 THESE   SECURITIES  HAVE   NOT   BEEN  APPROVED   OR
  DISAPPROVED   BY  THE   SECURITIES  AND   EXCHANGE
   COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
    NOR   HAS   THE    SECURITIES   AND   EXCHANGE
     COMMISSION    OR   ANY   STATE    SECURITIES
      COMMISSION  PASSED  UPON THE  ACCURACY  OR
       ADEQUACY   OF   THIS   PROSPECTUS.   ANY
        REPRESENTATION  TO THE  CONTRARY  IS A
         CRIMINAL OFFENSE.

                                  -----------

                The date of this Prospectus is December  , 1997.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus, including certain information incorporated by reference herein, may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements with regard to the Company's expectations as to industry conditions and its financial results, demand for or pricing of its products and other aspects of its business may constitute forward-looking statements. Although the Company makes such statements based on assumptions which it believes to be reasonable, there can be no assurance that actual results will not differ materially from the Company's expectations. Accordingly, the Company hereby identifies the following important factors, among others, which could cause its results to differ from any results which might be projected, forecasted or estimated in any such forward-looking statements: (i) general economic and competitive conditions in the markets and countries in which the Company operates, and the risks inherent in international operations and joint ventures; (ii) the Company's ability to continue to control and reduce its costs of production;
(iii) the level of consumer demand for new vehicles equipped with the Company's products; (iv) the level of consumer demand for the Company's aftermarket products, which varies based on such factors as the severity of winter weather, the age of automobiles in the Company's markets and the impact of improvements or changes in original equipment products; (v) the effect of changes in the distribution channels for the Company's aftermarket and industrial products; and (vi) the strength of the U.S. dollar against currencies of other countries where the Company operates, as well as cross-currencies between the Company's operations outside of the United States and other countries with whom they transact business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company does not intend to update forward-looking statements.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on the New York Stock Exchange and, in connection with such listing, the Company also files reports, proxy statements and other information with the New York Stock Exchange. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act, with respect to the Securities offered hereby. This Prospectus omits certain information contained in the Registration Statement, including exhibits thereto, in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and exhibits thereto, copies of which may be inspected at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained from the Commission at the same address at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed with the Commission by the Company are incorporated by reference in their entirety in this Prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1997, as amended by Amendment No. 1 on Form 10-K/A dated June 27, 1997.

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended May 31, 1997 and August 31, 1997.

    3. The Company's Current Report on Form 8-K dated August 11, 1997.

    4. The Company's Current Report on Form 8-K dated November 7, 1997.

    5. The Company's Proxy Statement for the Annual Meeting of Stockholders held July 21, 1997.

    6. The description of the Company's Common Stock set forth in the Company's Registration Statement on Form 8-A, dated August 28, 1987.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the Notes and the Common Stock into which such Notes are convertible shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the request of such person, a copy of any or all of the documents referred to above, other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein or in any incorporated document. Requests should be directed to Investor Relations, Mark IV Industries, Inc., 501 John James Audubon Parkway, P.O. Box 810, Amherst, New York 14226-0810 (telephone number: (716) 689-4972).

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes appearing elsewhere or incorporated by reference in this Prospectus. Unless the context otherwise requires, all references herein to the "Company" or "Mark IV" include Mark IV Industries, Inc. and its subsidiaries.

                                  THE COMPANY

  Mark IV is a diversified manufacturer of a broad range of proprietary and other power and fluid transfer products and systems which serve primarily automotive and industrial markets. Many of Mark IV's product groups have a significant, and in certain instances the leading, share of their respective markets. Products manufactured by Mark IV principally serve specialized needs in markets in which relatively few manufacturers compete. These products are sold primarily directly, but also through independent distributors, to other manufacturers, commercial users and resellers in the United States and Europe and, to a lesser extent, in Canada, Latin America and the Far East. Mark IV operates 68 manufacturing facilities and 45 distribution and sales locations and employs approximately 16,200 people in 19 countries.

  Mark IV's business strategy is focused on building its worldwide Automotive and Industrial business segments through internal growth and selective strategic acquisitions, and the continuation of cost control and quality improvement programs. The Company's operating strategy emphasizes establishing cooperative programs with customers to engineer, design and develop higher value-added systems in addition to individual products, the introduction of new, more cost effective and durable products, and management for continuous improvement.

  In furtherance of these strategies, over its last five fiscal years, Mark IV has: (i) enhanced its ability to provide a broader range of products to its existing customers through its acquisition of Purolator Products Company, a leading manufacturer of automotive and industrial filtration products and systems in late fiscal 1995; (ii) established a joint venture in Brazil and is in the process of establishing manufacturing facilities in Argentina and Brazil; (iii) established distribution centers to serve markets in Latin America and the Pacific Rim, and acquired manufacturing and distribution facilities in Mexico; (iv) increased its industrial hose and couplings production capacity and strengthened its position in the hose and couplings products market through its acquisition of Imperial Eastman at the beginning of fiscal 1997; (v) emphasized continuous product development, with a significant amount of its current sales arising from the introduction of new products or products which have been redesigned; (vi) initiated during fiscal 1997 a restructuring of the Company's manufacturing and distribution facilities to make them more focused and cost effective; and (vii) expanded its Automotive segment with the acquisition in October 1997 of LPI Systemes Moteurs SA, a manufacturer of air handling systems in France.

  On October 29, 1997, the Company issued and sold $275,000,000 aggregate principal amount of the Notes (the "Note Offering") to Bear, Stearns & Co. Inc. which resold the Notes in transactions exempt from registration under the Securities Act.

  The Company's principal executive office is located at 501 John James Audubon Parkway, P.O. Box 810, Amherst, New York 14226-0810 and its telephone number is
(716) 689-4972.

                                   THE NOTES

Issuer......................  Mark IV Industries, Inc.

Securities Offered..........  Securities Offered $275,000,000 of 4 3/4%
                              Convertible Subordinated Notes Due 2004 issued under an indenture dated as of October 29, 1997 (the "Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee").

Interest Payment Dates......  May 1, and November 1, of each year, commencing
                              May 1, 1998.

Maturity....................  November 1, 2004.

Conversion Price............  Convertible into Common Stock of the Company at
                              $32.8125 per share, subject to adjustment as set forth herein. See "Description of Notes-- Conversion of Notes."

Change of Control...........  In the event of a Change of Control (as defined herein), Holders of the Notes will have the right to require the Company to repurchase their Notes in whole or in part at a price of 100% of the principal amount thereof plus accrued and unpaid interest, if any. See "Description of Notes-- Repurchase Upon Change of Control."

Redemption..................  The Notes are redeemable, in whole or in part, at the option of the Company, at any time on or after November 3, 2000, at the declining redemption prices set forth herein plus accrued and unpaid interest thereon. See "Description of Notes--Optional Redemption by the Company."

Ranking.....................  The Notes constitute general unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. As of August 31, 1997, on a pro forma basis, after giving effect to the Note Offering and the intended use of the net proceeds thereof to refinance all of the Company's $258,000,000 principal amount of 8 3/4% Senior Subordinated Notes due April 1, 2003, the Company would have had approximately $577,000,000 of Senior Indebtedness outstanding, including $500,000,000 in aggregate principal amount ($497,300,000 net of original issue discount) of senior subordinated notes which rank senior to the Notes. In addition, because the Company's operations are conducted primarily through its operating subsidiaries, claims of creditors and holders of indebtedness of such subsidiaries have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including Holders of the Notes. As of August 31, 1997, the aggregate liabilities of such subsidiaries were approximately $625,000,000. The Indenture does not limit the amount of additional indebtedness which the Company can create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness which any subsidiary can create, incur, assume or guarantee. See "Description of Notes--Subordination."

Use of Proceeds.............  The Company will not receive any of the proceeds from the sale by the Selling Holders of the Notes or the Common Stock issuable upon conversion thereof. See "Use of Proceeds."

Listing.....................  The Common Stock is quoted on the NYSE under the symbol "IV."

                                USE OF PROCEEDS

  The Company will not receive any proceeds from the sale by the Selling Holders of the Notes or the Common Stock issuable upon conversion thereof.

  The net proceeds to the Company from the sale on October 29, 1997 of the Notes (after payment of the Initial Purchaser's discount and estimated expenses of the offering) was approximately $269,700,000. The net proceeds are being used to refinance all of the Company's then outstanding $258,000,000 outstanding principal amount of 8 3/4% Senior Subordinated Notes due April 1, 2003 (the "8 3/4% Notes"). Through December 12, 1997, $184,903,000 principal amount of the 8 3/4% Notes had been repurchased by the Company in open market transactions at an aggregate cost of approximately $195,200,000. It is anticipated that the 8 3/4% Notes that remain outstanding will be redeemed at the optional redemption date of April 2, 1998 at 104.375% of their aggregate principal amount.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is currently traded on the NYSE. The following table sets forth for the fiscal periods indicated the high and low closing sale prices per share of Common Stock as reported by the NYSE Composite Tape. All amounts have been adjusted for the 5% stock dividends paid in April 1996 and May 1997.

                                                              HIGH     LOW
                                                              ----     ----
      FISCAL 1996
        First Quarter........................................ $18 1/4  $15 3/8
        Second Quarter.......................................  21 3/8   18 1/4
        Third Quarter........................................  21 3/8   16 3/4
        Fourth Quarter.......................................  20       16 3/8
      FISCAL 1997
        First Quarter........................................  21 1/8   18 1/8
        Second Quarter.......................................  22 3/8   19 1/2
        Third Quarter........................................  22 5/8   19
        Fourth Quarter.......................................  22 1/2   19 7/8
      FISCAL 1998
        First Quarter........................................  25       22 1/8
        Second Quarter.......................................  25 7/16  23 1/4
        Third Quarter........................................  28       22
        Fourth Quarter (through December 12, 1997)...........  23 1/16  22 1/16

  On December 12, 1997, the closing sale price of the Common Stock as reported on the NYSE Composite Tape was $22 1/16. As of December 12, 1997, there were approximately 2,400 holders of record of the Common Stock.

  Mark IV currently pays a regular quarterly cash dividend of $.04 per share (or $.16 per share on an annual basis) on its Common Stock. Mark IV intends to continue to pay such quarterly dividend, subject to future results of operations and other relevant factors. Pursuant to the Company's Credit Agreement, payment of dividends on Mark IV's Common Stock is subject to certain limitations.

                                 CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Company at August 31, 1997, and as adjusted to give effect to the Note Offering and the intended application of the net proceeds thereof to refinance the Company's outstanding 8 3/4% Notes. See "Use of Proceeds."

                                                          AUGUST 31, 1997
                                                       ---------------------
                                                                      AS
                                                         ACTUAL    ADJUSTED
                                                       ---------- ----------
                                                            (DOLLARS IN
                                                            THOUSANDS)
SHORT-TERM DEBT:
Notes payable(1)...................................... $   58,600 $   58,600
Current maturities of long-term debt..................      8,500      8,500
                                                       ---------- ----------
    Total short-term debt............................. $   67,100 $   67,100
                                                       ========== ==========
LONG-TERM DEBT, EXCLUDING CURRENT MATURITIES:
 SENIOR DEBT:
  Credit Agreement(2)................................. $      --  $      --
  Other...............................................     12,600     12,600
                                                       ---------- ----------
    Total senior debt.................................     12,600     12,600
                                                       ---------- ----------
SUBORDINATED DEBT:
  8 3/4% Senior Subordinated Notes due April 1, 2003..    258,000        --
  7 3/4% Senior Subordinated Notes due April 1, 2006..    248,600    248,600
  7 1/2% Senior Subordinated Notes due September 1,
   2007...............................................    248,700    248,700
  4 3/4% Convertible Subordinated Notes due November
   1, 2004............................................        --     275,000
                                                       ---------- ----------
    Total subordinated debt...........................    755,300    772,300
                                                       ---------- ----------
    Total long-term debt..............................    767,900    784,900
                                                       ---------- ----------
STOCKHOLDERS' EQUITY..................................    741,200    741,200(3)
                                                       ---------- ----------
    Total capitalization.............................. $1,509,100 $1,526,100
                                                       ========== ==========

--------
(1) Consists primarily of foreign notes payable.
(2) The Company's Credit Agreement, which expires on March 8, 2001, provides for a revolving credit facility with borrowing availability of $400,000,000 under a domestic facility and $100,000,000 under a multi-currency facility. If any amounts were outstanding under the Credit Agreement, the interest rate on such borrowings currently would be in a range of 6.0% to 6.25% per annum.
(3)Before deducting any redemption premium (net of tax benefit) related to the retirement of the 8 3/4% Notes.

                        SELECTED FINANCIAL INFORMATION

  The following tables set forth selected consolidated financial information of the Company for each of the five fiscal years in the period ended February 28, 1997 and for the six-month periods ended August 31, 1996 and 1997. Information for the six-month periods ended August 31, 1996 and 1997 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. The results of operations for the six-month period ended August 31, 1997 are not necessarily indicative of the results to be expected for the full year. These tables should be read in conjunction with the Company's Consolidated Financial Statements incorporated by reference herein.

                                                                                    SIX MONTHS ENDED
                                     YEAR ENDED LAST DAY OF FEBRUARY                   AUGUST 31,
                          ------------------------------------------------------  ---------------------
                             1993(1)    1994(1)    1995(1)    1996(1)    1997        1996(1)    1997
                          ---------- ---------- ---------- ---------- ----------  ---------- ----------
                                                     (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales from
 continuing operations..  $  806,700 $  958,900 $1,306,400 $1,779,200 $2,076,000  $1,035,200 $1,091,200
                          ========== ========== ========== ========== ==========  ========== ==========
Operating income(2).....  $   86,700 $  104,100 $  135,500 $  188,300 $  223,200  $  114,800 $  124,100
Restructuring charge....         --         --         --         --     112,500         --         --
Interest expense........      44,400     43,100     46,300     52,600     59,000      30,300     29,900
                          ---------- ---------- ---------- ---------- ----------  ---------- ----------
Income from continuing
 operations before
 taxes..................  $   42,300 $   61,000 $   89,200 $  135,700 $   51,700  $   84,500 $   94,200
                          ========== ========== ========== ========== ==========  ========== ==========
Income from continuing
 operations(3):
 Before restructuring
  charge................  $   26,700 $   38,200 $   55,000 $   82,800 $  100,200  $   51,500 $   57,600
 Restructuring charge:..         --         --         --         --     (67,500)        --         --
                          ---------- ---------- ---------- ---------- ----------  ---------- ----------
     Total continuing...  $   26,700 $   38,200 $   55,000 $   82,800 $   32,700  $   51,500 $   57,600
                          ========== ========== ========== ========== ==========  ========== ==========
Fully diluted income per
 share from continuing
 operations(4):
 Actual:
   Before restructuring
    charge..............  $      .54 $      .72 $      .96 $     1.24 $     1.50  $      .77 $      .89
   Restructuring charge.         --         --         --         --       (1.01)        --         --
                          ---------- ---------- ---------- ---------- ----------  ---------- ----------
     Total continuing...  $      .54 $      .72 $      .96     $ 1.24 $      .49  $      .77 $      .89
                          ========== ========== ========== ========== ==========  ========== ==========
 Pro forma
  (Unaudited)(5):
   Before restructuring
    charge..............                                              $     1.51             $      .88
   Restructuring charge.                                                    (.90)                   --
                                                                      ----------             ----------
     Total continuing...                                              $      .61             $      .88
                                                                      ==========             ==========
Cash dividends per        $      .07 $      .08 $      .10 $      .11 $      .14  $      .07 $      .08
 share(4)...............  ========== ========== ========== ========== ==========  ========== ==========
Fully-diluted weighted
 average number of            58,200     58,700     60,700     66,600     66,700      66,700     65,100
 shares outstanding(4)..  ========== ========== ========== ========== ==========  ========== ==========
OTHER FINANCIAL DATA (UNAUDITED):
EBITDA(6)(7)............  $  112,000 $  139,000 $  179,800 $  247,500 $  292,200  $  148,700 $  161,100
                          ---------- ---------- ---------- ---------- ----------  ---------- ----------
Ratio of EBITDA to
 interest expense
 Actual.................       2.52x      3.23x      3.88x      4.71x      4.95x       4.91x      5.39x
 Pro forma(5)...........                                                   5.82x                  6.35x
Ratio of earnings to
 fixed charges(8):
 Actual.................       1.86x      2.30x      2.75x      3.34x      3.48x       3.55x      3.82x
 Pro forma(5)...........                                                   4.06x                  4.46x
                                      AS OF THE LAST DAY OF FEBRUARY
                          ------------------------------------------------------  AUGUST 31,
                             1993       1994       1995       1996       1997        1997
                          ---------- ---------- ---------- ---------- ----------  ----------
                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........     275,400    312,800    379,700    404,900    364,600     556,800
Total assets............  $1,124,800 $1,282,300 $1,846,400 $2,013,100 $1,974,600  $2,174,600
Long-term debt,
 excluding current
 maturities.............     497,100    567,200    610,700    642,500    528,500     767,900
Stockholders' equity....     345,600    345,400    635,500    725,500    758,400     741,200

                                              (See footnotes on following page)

--------
(1)Income statement amounts have been restated to reflect discontinued operations.
(2)Represents income from continuing operations before the restructuring charge, interest expense and taxes.
(3)Net of related tax effects.
(4)All share related amounts have been adjusted for previous stock distributions.
(5) For the purpose of calculating the pro forma amounts, it is assumed the Note Offering and the intended refinancing of the 8 3/4% Notes had each occurred at the beginning of the period.
(6) "EBITDA" is defined as income from continuing operations before interest expense, taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of funds available to service debt, although it is not a U.S. generally accepted accounting principles ("GAAP") based measure of liquidity or financial performance. The Company believes that EBITDA, while providing useful information, should not be considered in isolation or as an alternative to net income and cash flows as determined under GAAP.
(7) Excluding the restructuring charge in fiscal 1997.
(8) For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of income from continuing operations before income taxes and the restructuring charge, plus fixed charges and (ii) fixed charges consist of interest expense incurred, capitalized interest, amortization of debt expense and 15% of rental payments under operating leases (an amount estimated by management to be the interest component of such rentals). If the restructuring charge were included in the ratio determination for fiscal 1997, the actual ratio would be 1.76x.

                                   BUSINESS

  Mark IV is a diversified manufacturer of a broad range of proprietary and other power and fluid transfer products and systems which serve primarily automotive and industrial markets. Many of Mark IV's product groups have a significant, and in certain instances the leading, share of their respective markets. Products manufactured by Mark IV principally serve specialized needs in markets in which relatively few manufacturers compete. These products are sold primarily directly, but also through independent distributors, to other manufacturers, commercial users and resellers in the United States and Europe and, to a lesser extent, in Canada, Latin America and the Far East. Mark IV operates 68 manufacturing facilities and 45 distribution and sales locations and employs approximately 16,200 people in 19 countries.

  The Company classifies its operations into the following two business segments: (i) Mark IV Automotive, which includes the design, manufacture and distribution of (a) fuel, power transmission, and fluid handling systems and components, and (b) filters and filtration systems, for the global automotive aftermarket and OEM (original equipment manufacturers) market; and (ii) Mark IV Industrial, which includes the design, manufacture and distribution of power and fluid management systems and components for industrial OEM and distribution markets worldwide.

  Mark IV's business strategy is focused on building its worldwide Automotive and Industrial business segments through internal growth and selective strategic acquisitions, and the continuation of cost control and quality improvement programs. The Company's operating strategy emphasizes establishing cooperative programs with customers to engineer, design and develop higher value-added systems in addition to individual products, the introduction of new, more cost effective and durable products, and management for continuous improvement.

  In furtherance of these strategies, over its last five fiscal years, Mark IV has: (i) enhanced its ability to provide a broader range of products to its existing customers through its $286.3 million acquisition of Purolator Products Company, a leading manufacturer of automotive and industrial filtration products and systems in late fiscal 1995; (ii) established a joint venture in Brazil and is in the process of establishing manufacturing facilities in Argentina and Brazil; (iii) established distribution centers to serve markets in Latin America and the Pacific Rim, and acquired manufacturing and distribution facilities in Mexico; (iv) increased its industrial hose and couplings production capacity and strengthened its position in the hose and couplings products market through its $78.0 million acquisition of Imperial Eastman at the beginning of fiscal 1997; (v) emphasized continuous product development, with a significant amount of its current sales arising from the introduction of new products or products which have been redesigned; and (vi) initiated during fiscal 1997 a restructuring of the Company's manufacturing and distribution facilities to make them more focused and cost effective.

RECENT DEVELOPMENTS

  As part of the Company's strategy to become more focused within its Industrial business segment, the Company sold its Professional Audio, Vapor Corporation, Interstate Highway Sign, and Eagle Signal businesses and certain other non-operating assets during fiscal 1997. Shortly after the end of the fiscal year, the Company also sold its Gulton Data Systems and LFE Industrial Systems businesses. The total of all of these divestitures generated gross proceeds of approximately $313.0 million.

  During fiscal 1997, the Company also initiated a restructuring of its manufacturing and distribution facilities, which is expected to improve customer service, reduce costs, and dedicate its facilities to either the Automotive or Industrial business segments. The restructuring resulted in a pre-tax charge against earnings of $112.5 million, with $51.8 million related to cash expenditures required to be made primarily over a two-year period. The remaining $60.7 million non-cash portion of the charge represents primarily asset write-offs and pension benefits to be paid out of the Company's pension fund. The Company believes that the restructuring will result in an annual pre-tax cost savings of between $40.0 million and $45.0 million; however, the restructuring activities are proceeding slower than originally scheduled. While the closing of operations is proceeding as scheduled, the relocation and start-up of product lines and distribution activities is behind schedule. The Company is currently undertaking to accelerate restructuring to meet schedule as it closes out its fiscal year ending February 28, 1998, and expects to realize net benefits from the restructuring beginning sometime during the first half and increasing into the second half of the next fiscal year ending February 28, 1999.

  On October 2, 1997, as a part of its strategy to pursue selective strategic acquisitions and expand its international presence, the Company acquired LPI Systemes Moteurs SA ("LPI") for a cash purchase price of approximately $60.0 million. LPI operates three manufacturing facilities in France, and supplies plastic air admission systems, which include air intake manifolds and cooling modules produced by injection, welding and blow molding technologies, for the automotive OEM markets. The LPI acquisition enables the Company's Automotive segment to expand its systems capabilities to include air handling systems in addition to the segment's existing fuel and fluid handling capabilities.

  On October 29, 1997, the Company issued and sold $275,000,000 aggregate principal amount of the Notes to Bear, Stearns & Co. Inc. which resold the Notes in transactions exempt from registration under the Securities Act.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth certain information regarding the Directors and Executive Officers of the Company.

                                                                        TERM AS
                                                                        DIRECTOR
        NAME          AGE    POSITIONS AND OFFICES WITH THE COMPANY     EXPIRES
        ----          ---    --------------------------------------     --------
Sal H. Alfiero......   60 Chairman of the Board and Chief Executive       1999
                           Officer
William P. Montague.   51 President and Director                          2000
Gerald S. Lippes....   57 Secretary and Director                          1998
Clement R. Arrison..   67 Director                                        1999
Joseph G. Donohoo...   78 Director                                        2000
Herbert Roth, Jr....   68 Director                                        1998
Kurt J. Johansson...   55 Senior Vice President                             --
Bruce A. McNiel.....   48 Senior Vice President                             --
Giuliano Zucco......   50 Vice President                                    --
Richard F. Bing.....   50 Vice President                                    --
John J. Byrne.......   48 Vice President and Chief Financial Officer        --
Frederic L. Cook....   50 Senior Vice President--Administration             --
Richard L. Grenolds.   48 Vice President and Chief Accounting Officer       --
Douglas J. Fiegel...   50 Vice President, Financial Control & Reporting     --
Patricia A. Richert.   46 Vice President and Chief Information Officer      --
Mark G. Barberio....   35 Treasurer                                         --

  Sal H. Alfiero has been Chairman of the Board and Chief Executive Officer of the Company since its incorporation. Mr. Alfiero serves as Director of Phoenix Home Life Mutual Insurance Company and is also a Director of Marine Midland Bank. He holds a B.S. degree in Aeronautical Engineering from Rensselaer Polytechnic Institute and holds an M.B.A. degree from the Harvard Graduate School of Business Administration.

  William P. Montague has been employed by the Company since April 1972 and was elected President and a Director effective March 1, 1996. He was previously a Vice President of the Company from May 1974 and was elected Executive Vice President and Chief Financial Officer in March 1986. He holds both a B.S. degree in accounting and an M.B.A. degree from Wilkes University and is a certified public accountant. He is a Director of Gibraltar Steel Corporation and of Gleason Corp.

  Gerald S. Lippes has been general counsel, Secretary and a Director of the Company since its incorporation. He has been engaged in the private practice of law in Buffalo, New York, since 1965 and is a partner of the firm of Lippes, Silverstein, Mathias & Wexler LLP, Buffalo, New York. Mr. Lippes is also a Director of Gibraltar Steel Corporation.

  Clement R. Arrison has been a Director of the Company since November 1976. He was President of the Company from 1976 until his retirement effective March 1, 1996. Mr. Arrison holds a B.S. degree in engineering from the University of Michigan and holds a professional engineering license.

  Joseph G. Donohoo has been a Director of the Company since its incorporation. He is Chairman of the Board of The Gibson Group, Inc. ("Gibson"), a marketer of paper board, and Chairman of the Board of Clinch River Corporation, a manufacturer of semi-chemical corrugating material. Clinch River is a majority owned subsidiary of Gibson.

  Herbert Roth, Jr. has been a Director of the Company since September 1985, having been Chairman of the Board and Chief Executive Officer of LFE Corporation prior to its acquisition by Mark IV in July 1985. Mr. Roth also serves as a Director of Boston Edison Company; Phoenix Home Life Mutual Insurance Company; Landauer, Inc.; Tech/Ops Sevcon, Inc.; and Phoenix Total Return Fund, Inc., and is a Trustee of Phoenix Series Fund, Phoenix Multi Portfolio Fund, and The Big Edge Series Fund.

  Kurt J. Johansson was elected Senior Vice President of the Company in December 1994 and is President of the Company's Mark IV Automotive business segment, headquartered in Solvesborg, Sweden, with responsibility for its worldwide operations. Mr. Johansson has been employed by the Company since October 1990. Mr. Johansson studied at the School of Economics and Business Administration in Stockholm, Sweden, as well as at the Technical University in Gothenburg, Sweden.

  Bruce A. McNiel was elected Senior Vice President of the Company in December 1994 and is President of the Company's Mark IV Industrial business segment, headquartered in Miamisburg, Ohio, with responsibility for its worldwide operations. Mr. McNiel has been employed by the Company's Dayco Products, Inc. ("Dayco") subsidiary since 1977, serving in numerous executive positions, including Executive Vice President of Sales and Marketing, and Senior Vice President of Finance and Administration. He holds a B.S. degree in accounting from Wright State University and an M.B.A. degree from the University of Dayton.

  Giuliano Zucco was elected Vice President of the Company in March 1997, and is Executive Vice President of the Company's Mark IV Automotive business segment. Mr. Zucco has been employed by the Company since January 1991 and is based in Turin, Italy. Mr. Zucco holds an Engineering degree and an M.B.A. degree from the University in Turin, Italy.

  Richard F. Bing was elected Vice President of the Company in May 1997, and is President of Mark IV Industrial's Dayco Industrial Division, based in Miamisburg, Ohio. Mr. Bing has been employed by the Company since 1976, serving in various roles from Plant Manager of successively larger manufacturing facilities, to Director of Manufacturing, and Vice President-- Materials Management and Procurement. He holds a B.S. degree in physical science from Rutgers University and is certified in production and inventory management.

  John J. Byrne has been employed by the Company since September 1973 and was elected Vice President and Chief Financial Officer in March 1996. He has been a Vice President since March 1986 and was elected Vice President--Finance of the Company in March 1988. He holds a B.S. degree in accounting from Pennsylvania State University and an M.B.A. degree from Canisius College.

  Frederic L. Cook was elected Senior Vice President--Administration in March 1988, and prior thereto, he had been Vice President--Finance of the Company since May 1986. Prior to joining the Company in 1986, Mr. Cook was a tax partner with the accounting firm of Coopers & Lybrand L.L.P., where he was employed for 19 years. He holds a B.S. degree in accounting from the Rochester Institute of Technology and is a certified public accountant.

  Richard L. Grenolds was elected Vice President and Chief Accounting Officer in July 1989. Prior to joining the Company in 1989, Mr. Grenolds was a general practice partner with the accounting firm of Coopers & Lybrand L.L.P., where he was employed for 17 years. He holds a B.S. degree in accounting from the Rochester Institute of Technology and is a certified public accountant.

  Douglas J. Fiegel was elected Vice President, Financial Control and Reporting in 1990. Prior to that he was the Company's Controller since joining the Company in 1986. He holds a B.B.A. degree in accounting from Niagara University and is a certified public accountant.

  Patricia A. Richert has been employed by the Company since 1973, and has been Vice President and Chief Information Officer since 1990. From August 1994 to August 1996, she was also Dayco's Vice President of Information Technology. She holds a B.S. degree in accounting from the State University of New York at Buffalo.

  Mark G. Barberio was elected Treasurer of the Company in August 1997. Mr Barberio has been employed by the Company since 1985, serving in various accounting and finance roles, and in August 1995 was appointed Director-- Global Treasury. He holds a B.S. degree in accounting from the Rochester Institute of Technology and an M.B.A. degree from the State University of New York at Buffalo.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information as of December 10, 1997 (except as otherwise noted) with respect to all stockholders known by the Company to be the beneficial owners of more than 5% of its outstanding Common Stock, each Director, each Named Executive Officer in the Summary Compensation Table, and all Executive Officers and Directors as a group.

                                                          NUMBER OF     PERCENT
                          NAME                            SHARES(1)     OF CLASS
                          ----                            ---------     --------
Sal H. Alfiero..........................................  4,433,110(2)     6.9%
William P. Montague.....................................    797,943(3)     1.2%
Gerald S. Lippes........................................  1,627,929(4)     2.5%
Clement R. Arrison......................................  1,519,084(5)     2.5%
Joseph G. Donohoo.......................................     12,158(6)       *
Herbert Roth, Jr........................................     20,103(7)       *
Kurt J. Johansson.......................................     66,321(8)       *
Bruce A. McNiel.........................................     94,969(9)       *
John J. Byrne...........................................     90,287(10)      *
All Executive Officers and Directors as a Group (16 per-
 sons)..................................................  8,954,644(11)   13.9%
New York Life Insurance Company.........................  5,074,291(12)    8.0%
Neuberger & Berman LLC..................................  3,433,465(13)    5.4%

--------
  *Less than 1%
 (1) Except as otherwise indicated in the following footnotes, each person listed in the table has both sole voting and sole investment power with respect to the number of shares of Common Stock set forth opposite his name. Messrs. Alfiero, Montague and Lippes, each of whom is an executive officer of the Company, have the right to direct the Trustee of the Company's Master Defined Benefit Pension Plan (the "Plan") with respect to the investment by the Trustee in shares of the Company's Common Stock and voting of the shares of the Company's Common Stock owned by such Plan. The Plan owns 1,668,223 shares of the Company's Common Stock (2.6% of the total number of shares outstanding). Such executive officers are not participants in the Plan and disclaim any beneficial ownership in the shares, and the shares have not been included in the amounts listed in this table.
 (2) Includes 319,070 restricted shares of Common Stock issued to Mr. Alfiero under the Mark IV Industries, Inc. 1992 Restricted Stock Plan (the "Restricted Plan"), as well as 116,553 shares of Common Stock issuable under currently exercisable options granted under the Mark IV Industries, Inc. and Subsidiaries 1992 Incentive Stock Option Plan (the "1992 Option Plan"). Also includes 16,176 shares of Common Stock allocated to Mr. Alfiero's self-directed accounts in the Company's retirement and 401(k) savings plan. Does not include 24,764 shares of Common Stock owned by the Alfiero Family Charitable Foundation of which Mr. Alfiero is one of four directors and for which he disclaims beneficial ownership. Also does not include 310,881 derivative shares of the Company's Common Stock, which represent the $6,975,392 total value of Mr. Alfiero's account balance in the Company's Deferred Compensation Arrangements.
 (3) Includes 8,409 restricted shares of Common Stock issued to Mr. Montague under the Restricted Plan, as well as 82,018 shares of Common Stock issuable under currently exercisable options granted pursuant to the 1992 Option Plan. Also includes 6,667 shares of Common Stock allocated to Mr. Montague's self-directed accounts in the Company's retirement and 401(k) savings plan. Does not include 13,509 shares of Common Stock owned by the Montague Family Charitable Foundation of which Mr. Montague is one of four directors and for which he disclaims beneficial ownership. Also does not include 136,028 derivative shares of the Company's Common Stock, which represent the $3,052,128 total value of Mr. Montague's account balance in the Company's Deferred Compensation Arrangements.
 (4) Includes 6,382 restricted shares of Common Stock issued to Mr. Lippes under the Restricted Plan, as well as 63,483 shares of Common Stock issuable under currently exercisable options granted pursuant to the 1992 Option Plan. Does not include 65,677 shares of Common Stock owned by the Lippes Family

   Charitable Foundation of which Mr. Lippes is one of four directors and for which he disclaims beneficial ownership. Also does not include 86,161 derivative shares of the Company's Common Stock, which represent the $1,933,237 total value of Mr. Lippes' account balance in the Company's Deferred Compensation Arrangements.
 (5) Does not include 90,766 shares of Common Stock owned by the Arrison Family Charitable Foundation of which Mr. Arrison is one of four directors and for which he disclaims beneficial ownership.
 (6) Includes 1,658 shares of Common Stock held by The Gibson Group, Inc. Pension Fund, of which Mr. Donohoo is a trustee and has voting power. Does not include 13,319 derivative shares of the Company's Common Stock, which represent the $298,845 total value of Mr. Donohoo's account balance in the Company's Deferred Compensation Arrangements.
 (7) Does not include 12,434 derivative shares of the Company's Common Stock, which represent the $278,988 total value of Mr. Roth's account balance in the Company's Deferred Compensation Arrangements.
 (8) Includes 2,027 restricted shares of Common Stock issued to Mr. Johansson under the Restricted Plan, as well as 63,637 shares of Common Stock issuable under currently exercisable options granted pursuant to the Company's 1988 Incentive Stock Option Plan (the "1988 Option Plan") and the 1992 Option Plan. Does not include 11,675 derivative shares of the Company' s Common Stock, which represent the $261,958 total value of Mr. Johansson's account balance in the Company's Deferred Compensation Arrangements.
 (9) Includes 2,027 restricted shares of Common Stock issued to Mr. McNiel under the Restricted Plan, as well as 75,663 shares of Common Stock issuable under currently exercisable options granted pursuant to the 1988 and 1992 Option Plans. Also includes 3,068 shares of Common Stock allocated to Mr. McNiel's self-directed accounts in the Company's retirement and 401(k) savings plan. Does not include 26,079 derivative shares of the Company's Common Stock, which represent the $585,148 total value of Mr. McNiel's account balance in the Company's Deferred Compensation Arrangements.
(10) Includes 2,027 restricted shares of Common Stock issued to Mr. Byrne under the Restricted Plan, as well as 28,204 shares of Common Stock issuable under currently exercisable options granted pursuant to the 1992 Option Plan. Also includes 3,694 shares of Common Stock allocated to Mr. Byrne's self-directed accounts in the Company's retirement and 401(k) savings plan. Does not include 57,205 derivative shares of the Company's Common Stock, which represent the $1,283,537 total value of Mr. Byrne's account balance in the Company's Deferred Compensation Arrangements.
(11) Includes 343,996 restricted shares of Common Stock issued to the group under the Restricted Plan, as well as 563,230 shares of Common Stock issuable under currently exercisable options granted pursuant to the 1988 and 1992 Option Plans. Also includes 39,878 shares of Common Stock allocated to the officers' self directed accounts in the Company's retirement and 401(k) savings plan. Does not include 883,022 derivative shares of the Company's Common Stock (1.4% of the total number of shares outstanding), which represents the $19,812,806 total value of the group's account balances in the Company's Deferred Compensation Arrangements.
(12) Based on information set forth in a statement on Schedule 13-G filed with the SEC by MacKay-Shields Financial Corporation ("MSFC") on behalf of itself and its parent, New York Life Insurance Company ("NYLIC") on February 7, 1997, MSFC and NYLIC held shared voting and dispositive power for 5,074,291 shares (adjusted for the 5% stock dividend distributed to stockholders of record as of April 18, 1997) of the Company's Common Stock. The stated business address of MSFC and NYLIC is 9 West 57th Street, New York, NY 10019.
(13) Based on information set forth in a statement on Schedule 13-G filed with the SEC by Neuberger & Berman, LLC ("N&B") on February 10, 1997, N&B held shared voting and dispositive power for 3,433,465 shares (adjusted for the 5% stock dividend distributed to stockholders of record as of April 18, 1997) of the Company's Common Stock. The stated business address of N&B is 605 Third Avenue, New York, NY 10158-3698.

                                SELLING HOLDERS

  The Notes were initially issued and sold pursuant to a Purchase Agreement, dated as of October 23, 1997, between the Company and Bear, Stearns & Co. Inc. (the "Initial Purchaser"). The Notes were acquired from the Initial Purchaser by the Selling Holders in compliance with Rule 144A, Regulation D or Regulation S under the Securities Act, or in other permitted resale transactions from holders who acquired such Notes from the Initial Purchaser or their successors in further permitted resale transactions exempt from registration under the Securities Act. The Company agreed to indemnify and hold the Initial Purchaser harmless against certain liabilities under the Securities Act that may arise in connection with the sale of the Notes by the Initial Purchaser.

  Except as otherwise indicated, the table below sets forth certain information with respect to the Securities as of December 15, 1997. The term "Selling Holders" includes the beneficial owners of such Securities listed below and their respective transferees, pledgees, donees or their successors. To the knowledge of the Company and based on certain representations made by the Selling Holders, other than as a result of the ownership of the Securities indicated below, none of the Selling Holders has had any material relationship with the Company or any of its affiliates within the past three years.

       NAME OF       AGGREGATE PRINCIPAL AMOUNT
       SELLING             OF NOTES OWNED             NUMBER OF SHARES OF COMMON
        HOLDER          AND THAT MAY BE SOLD            STOCK THAT MAY BE SOLD
       -------       --------------------------       --------------------------

                         [to be completed]

  The preceding table has been prepared based on information furnished to the Company by the Depositary Trust Company, New York, New York ("DTC") and by or on behalf of the Selling Holders. With respect to each Selling Holder, the principal amount set forth may have increased or decreased since the information was furnished, and there may be additional Selling Holders of which the Company is unaware.

  In view of the fact that Selling Holders may offer all or a portion of the Notes or shares of Common Stock held by them pursuant to this offering, and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the amount of Notes or the number of shares of Common Stock that will be held by the Selling Holders after completion of this offering. In addition, the Selling Holders identified above may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided information regarding their Notes, in transactions exempt from the registration requirements of the Securities Act.

  Information concerning the Selling Holders may change from time to time and any such changed information that the Company becomes aware of will be set forth in supplements to this Prospectus if and when necessary. In addition, the per share conversion price, and the number of shares issuable upon conversion of the Notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of Notes and the number of shares of Common Stock issuable upon conversion thereof offered hereby may increase or decrease. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $275,000,000.

                             DESCRIPTION OF NOTES

  The Notes were issued under an Indenture dated as of October 29, 1997 (the "Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"), a copy of which has been filed with the Commission as an Exhibit to the Registration Statements of which this Prospectus forms a part. The terms of the Indenture are also governed by certain provisions contained in the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. Wherever particular provisions or defined terms of the Indenture (or of the form of Notes which is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety. As used in this "Description of Notes" section, the "Company" refers to Mark IV Industries, Inc. and does not, unless the context otherwise indicates, include its subsidiaries.

GENERAL

  The Notes represent general unsecured subordinated obligations of the Company and are convertible into Common Stock as described below under the subheading "--Conversion of Notes." The Notes are limited to $275,000,000 aggregate principal amount, have been issued in fully registered form only in denominations of $1,000 in principal amount or any multiple thereof and will mature on November 1, 2004, unless earlier redeemed at the option of the Company.

  The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of securities of the Company or the incurrence of debt by the Company or any of its subsidiaries.

  The Notes bear interest from the date of original issue at the annual rate set forth on the cover page hereof, payable semi-annually on May 1 and November 1, commencing on May 1, 1998, to Holders of record at the close of business on the preceding April 15 and October 15, respectively. Interest is computed on the basis of a 360-day year composed of twelve 30-day months.

  Unless other arrangements are made, interest will be paid by check mailed to Holders entitled thereto. Principal will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Trustee in New York, New York. Reference is made to the information set forth below under the subheading "--Form, Denomination and Registration" for information as to Notes held as beneficial interests in one or more global notes.

CONVERSION OF NOTES

  The Holders of Notes are entitled at any time after December 27, 1997 (60 days following the date of original issuance thereof) through the close of business on November 1, 2004, subject to prior redemption, to convert any Notes or portions thereof (in denominations of $1,000 in principal amount or multiples thereof) into Common Stock at a conversion price of $32.8125 per share, subject to adjustment as described below; provided that in the case of Notes called for redemption, conversion rights will expire immediately prior to the close of business on the last business day before the date fixed for redemption, unless the Company defaults in payment of the redemption price.

  Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends paid on any Common Stock issued. Holders of Notes at the close of business on a record date will be entitled to receive the interest payable on such Notes on the corresponding interest payment date. However, Notes surrendered for conversion after the close of business on a record date, and before the opening of business on the corresponding interest payment date must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless such Note is subject to redemption on a redemption date between such record date and the close of business on the corresponding interest payment date). The interest payment with respect to a Note called for redemption on a date during the period from the close of business on or after any record date to the close of business on the business day following the corresponding interest payment date will be payable on the corresponding interest payment date to the registered Holder at the close of business on that record date (notwithstanding the conversion of such Note before the close of business on the corresponding interest payment date) and a Holder of Notes who elects to convert need not include funds equal to the interest to be paid. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the closing price of the Common Stock on the last business day prior to the date of conversion.

  The conversion price is subject to adjustment (under formulae set forth in the Indenture) upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or distribution on the outstanding Common Stock, (ii) the issuance to all holders of Common Stock of certain rights, options or warrants entitling them (for a period expiring within 45 days after the date fixed for determination of stockholders entitled to receive such rights, options or warrants) to purchase Common Stock at less than the current market price, (iii) certain subdivisions, combinations and reclassifications of Common Stock, (iv) distributions to all holders of Common Stock of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (i) or (ii) above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company and dividends and distributions paid exclusively in cash), (v) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv) or in connection with a consolidation, merger or sale of assets of the Company as referred to in clause (ii) of the second paragraph below) to all holders of Common Stock in an aggregate amount that, together with (x) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (y) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of the Company's market capitalization (being the product of the then current market price of the Common Stock times the number of shares of Common Stock then outstanding) on the record date for such distribution and (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries which involves an aggregate consideration that, together with (x) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made and (y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 20% of the Company's market capitalization on the expiration of such tender offer. No adjustment of the conversion price will be made for shares issued pursuant to a plan for reinvestment of dividends or interest. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

  No adjustment will be made pursuant to clause (iv) of the preceding paragraph if the Company makes proper provision for each Holder of Notes who converts a Note to receive, in addition to the Common Stock issuable upon such conversion, the kind and amount of assets (including securities) if such Holder had been a holder of the Common Stock at the time of the distribution of such assets or securities. Rights, options or warrants distributed by the Company to all holders of the Common Stock that entitle the holders thereof to purchase shares of the Company's capital stock and that, until the occurrence of an event (a "Triggering Event"), (i) are deemed to be transferred with the Common Stock, (ii) are not exercisable and (iii) are also issued in respect of future issuances of Common Stock, shall not be deemed to be distributed until the occurrence of the Triggering Event.

  In the case of (i) any reclassification or change of the Common Stock (other than changes in par value or from par value to no par value or resulting from a subdivision or a combination) or (ii) a consolidation or merger involving the Company or a sale or conveyance to another corporation of the property and assets of the Company as an entirety or substantially as an entirety (determined on a consolidated basis), in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the Holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance, after giving effect to any adjustment event, assuming that a Holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shareholders.

  In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the Holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to the United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Tax Considerations-- United States Holders--Adjustments to Conversion Price."

  The Company from time to time may, to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Company deems advisable to avoid or diminish any income tax to its stockholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Tax Considerations."

SUBORDINATION

  The payment of principal of, premium if any, and interest on the Notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to the Company or its property, in an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Notes will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Notes (except that Holders of Notes may receive securities that are subordinated at least to the same extent as the Notes to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness).

  The Company also may not make any payment upon or in respect of the Notes (except in such subordinated securities) if (a) a default in the payment of the principal of, premium, if any, or interest on Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (b) any other default occurs and is continuing with respect to Senior Indebtedness that permits holders of the Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the representative or representatives of holders of at least a majority in principal amount of Senior Indebtedness then outstanding. Payments on the Notes may and shall be resumed (i) in the case of a payment default, upon the date on which such default is cured or waived, or
(ii) in the case of a non-payment default, 179 days after the date on which the applicable Payment Blockage Notice is received (or sooner, if such default is cured or waived), unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

  In the event that the Trustee (or paying agent if other than the Trustee) or any Holder receives any payment of principal or interest with respect to the Notes at a time when such payment is prohibited under the Indenture, such payment shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness or their representative as their respective interests may appear. After all Senior Indebtedness is paid in full and until the Notes are paid in full, Holders shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the Holders have been applied to the payment of Senior Indebtedness.

  As of August 31, 1997, on a pro forma basis, after giving effect to the Note Offering and the intended use of the net proceeds therefrom, the Company would have had outstanding approximately $577,000,000 of indebtedness that would be considered Senior Indebtedness, including $500,000,000 in aggregate principal amount ($497,300,000 net of original issue discount) of senior subordinated notes to which the Notes will be subordinated. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness.

  In addition, because the Company's operations are conducted primarily through its operating subsidiaries, creditors and holders of indebtedness of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including Holders of the Notes. As of August 31, 1997, the aggregate liabilities of such subsidiaries were approximately $625,000,000. The Indenture does not limit the amount of additional indebtedness which any of the Company's subsidiaries can create, incur, assume or guarantee.

  Because of these subordination provisions, in the event of a liquidation or insolvency of the Company or any of its subsidiaries, Holders of Notes may recover less, ratably, than the holders of Senior Indebtedness.

  No provision contained in the Indenture or the Notes will affect the obligation of the Company, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the Notes. The subordination provisions of the Indenture and the Notes will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any other holder, subject to the matters described under this subsection, to pursue any other rights or remedies with respect to the Notes.

OPTIONAL REDEMPTION BY THE COMPANY

  The Notes are not redeemable at the option of the Company prior to November 3, 2000. At any time on or after that date, the Notes may be redeemed at the Company's option on at least 30 but not more than 60 days' notice, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), together with accrued and unpaid interest, if any, thereon to the date fixed for redemption if redeemed during the 12-month period beginning November 3 of the years indicated below:

            YEAR                         REDEMPTION PRICE
            ----                         ----------------
            2000........................     102.375%
            2001........................     101.583%
            2002........................     100.792%
            2003 and thereafter.........     100.000%

  If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder's Notes is selected for partial redemption and such Holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption. No sinking fund is provided for the Notes.

MERGER, CONSOLIDATION AND SALE OF ASSETS

  The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets (determined on a consolidated basis), whether in a single transaction or a series of related transactions, to any person unless: (i) either the Company is the resulting, surviving or transferee person (the "Successor Company") or the Successor Company is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor Company (if not the Company) expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Notes, including the conversion rights described above under "--Conversion of Notes,"
(ii) immediately after giving effect to such transaction no Event of Default has happened and is continuing and (iii) the Company delivers to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

REPURCHASE UPON CHANGE OF CONTROL

  Upon the occurrence of a Change of Control, each Holder of Notes shall have the right to require that the Company repurchase such Holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price in cash in an amount equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "Change of Control Offer") made in accordance with the procedures described below and the other provisions in the Indenture.

  A "Change of Control" means an event or series of events in which (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company (the "Voting Stock") or (ii) the Company consolidates with or merges into any other corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged as a result, unless the shareholders of the Company immediately before such transaction own, directly or indirectly, at least 51% of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction; provided that a Change of Control shall not be deemed to have occurred if either (i) the closing price per share of the Common Stock for any 5 trading days within the period of 10 consecutive trading days ending immediately after the announcement of such Change of Control shall equal or exceed 105% of the conversion price of the Notes in effect on such trading day or (ii) at least 90% of the consideration in the Change of Control transaction consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, and as a result of such transaction, the Notes become convertible solely into such common stock.

  Within 30 days following any Change of Control, the Company shall send by first-class mail, postage prepaid, to the Trustee and to each Holder of Notes, at such Holder's address appearing in the security register, a notice stating, among other things, that a Change of Control has occurred, the repurchase price, the repurchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, and certain other procedures that a Holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

  The Company will comply, to the extent applicable, with the requirements of Rule 13e-4 under the Exchange Act and other securities laws or regulations in connection with the repurchase of the Notes as described above.

  The occurrence of certain of the events that would constitute a Change of Control may constitute a default under the agreements governing the Company's Senior Indebtedness. Future indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require the Company to offer to repurchase such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of Notes of their right to require the Company to purchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on the Company. The Company's ability to pay cash to Holders of Notes upon a purchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of the incumbent management.

EVENTS OF DEFAULT AND REMEDIES

  An Event of Default is defined in the Indenture as being: (i) a default in payment of the principal of or premium, if any, on the Notes when due at maturity, upon redemption or otherwise (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (ii) a default for 30 days in payment of any installment of interest on the Notes (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (iii) a default by the Company for 90 days after notice in the observance or performance of any other covenants in the Indenture; or (iv) certain events involving bankruptcy, insolvency or reorganization of the Company. The Indenture provides that the Trustee may withhold notice to the Holders of Notes of any default (except in payment of principal, premium, if any, or interest with respect to the Notes) if the Trustee considers it in the interest of the Holders of Notes to do so.

  The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes then outstanding may declare the principal of and premium, if any, on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of interest on, premium, if any, and principal of any Notes which shall have become due by acceleration) and certain other conditions are met, such declaration may be cancelled and past defaults may be waived by the Holders of a majority in principal amount of Notes then outstanding.

  The Holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Indenture provides that, subject to the duty of the Trustee following an Event of Default to act with the required standard of care, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless the Trustee receives satisfactory indemnity against any associated loss, liability or expense.

SATISFACTION AND DISCHARGE; DEFEASANCE

  The Indenture will cease to be of further effect as to all outstanding Notes (except as to (i) rights of registration of transfer and exchange and the Company's right of optional redemption, (ii) substitution of apparently mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of Holders of Notes to receive payments of principal of, premium, if any, and interest on, the Notes, (iv) rights of Holders of Notes to convert to Common Stock, (v) rights, obligations and immunities of the Trustee under the Indenture and (vi) rights of the Holders of Notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them), if (A) the Company will have paid or caused to be paid the principal of, premium, if any, and interest on the Notes as and when the same will have become due and payable or (B) all outstanding Notes (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (C) (x) the Notes not previously delivered to the Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the Trustee upon delivery of notice and (y) the Company will have irrevocably deposited with the Trustee, as trust funds, cash, in an amount sufficient to pay principal of and interest on the outstanding Notes, to maturity or redemption, as the case may be. Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which the Company is a party or by which it is bound and the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions related to such defeasance have been complied with.

  The Indenture will also cease to be in effect (except as described in clauses (i) through (vi) in the immediately preceding paragraph) and the indebtedness on all outstanding Notes will be discharged on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of Notes, of cash, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("legal defeasance"). Such legal defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an opinion of counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by the Company and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the defeasance have been complied with.

  The Company may also be released from its obligations under the covenant described above under "--Merger, Consolidation and Sale of Assets" with respect to the Notes outstanding on the 123rd day after the irrevocable deposit by the Company with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of Notes, of cash, U.S. Government Obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the Notes then outstanding in accordance with the terms of the Indenture and the Notes ("covenant defeasance"). Such covenant defeasance may only be effected if (i) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Company is a party or by which it is bound, (ii) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel to the effect that the Holders of Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by the Company and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred, (iii) the Company has delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and (iv) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions related to the covenant defeasance have been complied with. Following such covenant defeasance, the Company will no longer be required to comply with the obligations described above under "--Merger, Consolidation and Sale of Assets."

  Notwithstanding any satisfaction and discharge or defeasance of the Indenture, the obligations of the Company described under "--Conversion of Notes" will survive to the extent provided in the Indenture until the Notes cease to be outstanding.

MODIFICATIONS OF THE INDENTURE

  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the Holders of Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, impair or affect the right of a Holder to institute suit for the payment thereof, change the currency in which the Notes are payable, modify the subordination provisions of the Indenture in a manner adverse to the Holders of Notes or impair the right to convert the Notes into Common Stock subject to the terms set forth in the Indenture, without the consent of the Holder of each Note so affected or (ii) reduce the aforesaid percentage of Notes, without the consent of the Holders of all of the Notes then outstanding.

CONCERNING THE TRUSTEE

  The Bank of New York, the Trustee under the Indenture, has been appointed by the Company as the paying agent, conversion agent, registrar and custodian with regard to the Notes. The Trustee and/or its affiliates may in the future provide banking and other services to the Company in the ordinary course of their respective businesses.

FORM, DENOMINATION AND REGISTRATION

  The Notes have been issued in fully registered form only, in denominations of $1,000 in principal amount and integral multiples thereof. Except as described in the next paragraph, the Notes are represented by permanent global Notes, in definitive, fully registered form without interest coupons (each a "Global Note") and are deposited with the Trustee as custodian for The Depositary Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, the Global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  Holders of Notes who elect to take physical delivery of their certificates instead of holding their interest through a Global Note (collectively referred to herein as the "Non-Global Holders") will be issued a certificated note in registered form (a "Certificated Note"). Upon the transfer of any Certificated
Note issued to a Non-Global Holder, such Certificated Note will, unless the transferee requests otherwise, be exchanged for an interest in a Global Note.

  Payment of interest on and the redemption and repurchase price of the Global Notes will be made to Cede, the nominee for DTC, as registered owner of the Global Notes, by wire transfer of immediately available funds on each interest payment date, each redemption date and each repurchase date, as applicable. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest. Payment of interest on and the redemption and repurchase of the Certificated Notes will be paid by check mailed to such holders entitled thereto on each interest payment date, each redemption date and each repurchase date, as applicable.

  The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption or repurchase price of, the Global Notes, DTC's practice is to credit Participants' accounts on the payment date, redemption date or repurchase date, as applicable therefor, with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the Global Notes as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in the principal amount represented by the Global Notes held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

  Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

  Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have responsibility for the performance of DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes (including, without limitation, the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited, and only in respect of the principal amount of the Notes represented by the Global Notes as to which such Participant or Participants has or have given such direction.

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Participant, either directly or indirectly.

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will cause Certificated Notes to be issued in exchange for interests in the Global Notes.

CERTAIN DEFINITIONS

  Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease which would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

  "Credit Agreement" means the Amended and Restated Credit and Guarantee Agreement, dated as of March 8, 1996, as amended from time to time, by and among the Company and Dayco PTI S.p.A., as Borrowers, and certain other subsidiaries of the Company, as Guarantors, The Chase Manhattan Bank, as Administrator and Bid Agent, Bank of America National Trust and Savings Association, as Documentation Agent, and the banks and other financial institutions that are signatories thereto, and any refinancings or replacements thereof providing for Indebtedness in principal amount of up to $500,000,000, less, in the case of any such refinancings or replacements, the amount of all permanent reductions thereunder.

  "8 3/4% Notes" means the Company's 8 3/4% Senior Subordinated Notes due April 1, 2003 issued pursuant to the Indenture dated as of March 15, 1993 between the Company and Citibank N.A., as trustee.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, from time to time.

  "Indebtedness" of any person means any indebtedness, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement obligations with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to Capital Lease Obligations), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP (except that any such balance that constitutes a trade payable and/or an accrued liability arising in the ordinary course of business shall not be considered Indebtedness), and shall also include, to the extent not otherwise included, any Capital Lease Obligations, the maximum fixed repurchase price of any Redeemable Stock, indebtedness secured by a Lien to which the property or assets owned or held by such Person is subject, whether or not the obligations secured thereby shall have been assumed, guarantees of items that would be included within this definition to the extent of such guarantees (exclusive of whether such items would appear upon such balance sheet), and net liabilities in respect of Interest Rate Protection Obligations. For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, provided that if such Redeemable Stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock. The amount of Indebtedness of any person at any date shall be, without duplication, (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such Person is subject, the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured.

  "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include without limitation, interest rate swaps, caps, floors, collars and similar agreements.

  "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give any security interest in and any filing or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

  "Person" means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

  "Redeemable Stock" means any capital stock or other equity interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable before the stated maturity of the Notes), or upon the happening of any event, matures or is mandatorily redeemable, in whole or in part, prior to the stated maturity of the Notes.

  "Senior Indebtedness" means the principal of, premium, if any, and interest on any Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed, unless, in the case of any particular Indebtedness, the instrument under which such Indebtedness is created, incurred, assumed or guaranteed expressly provides that such Indebtedness shall not be senior or superior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall include the principal of, premium, if any, and interest on all obligations of every nature of the Company from time to time owed to (i) the lenders under the Credit Agreement, including, without limitation, principal of and interest on, and all fees and expenses payable under the Credit Agreement and (ii) the holders of the 7 3/4% Notes, the 8 3/4% Notes, or the 7 1/2% Notes.

  "7 1/2% Notes" means the Company's 7 1/2% Senior Subordinated Notes due September 1, 2007, issued pursuant to the Indenture, dated as of August 11, 1997 between the Company and Marine Midland Bank, as trustee.

  "7 3/4% Notes" means the Company's 7 3/4% Senior Subordinated Notes due April 1, 2006 issued pursuant to the Indenture, dated as of March 11, 1996, between the Company and Fleet National Bank, as trustee.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 200 million shares of Common Stock, par value $.01 per share, and 10 million shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). As of December 12, 1997, approximately 63,700,000 shares of Common Stock were issued and outstanding. There are no shares of Preferred Stock issued and outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters to be voted upon by the stockholders. Subject to the rights of holders of outstanding Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock have the right to a ratable portion of the assets remaining after payment to the Company's creditors, subject to any preferential payments required to be made to holders of outstanding Preferred Stock, if any. Holders of Common Stock do not have cumulative voting, preemptive, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares issuable upon conversion of the Notes sold in this offering will be, fully paid and nonassessable. The preferences and rights of holders of shares of Common Stock may become subject to those of holders of shares of any series of Preferred Stock which the Company may issue in the future.

PREFERRED STOCK

  The Board of Directors has the authority, without further stockholder approval, to issue the shares of Preferred Stock in one or more series from time to time and to fix the powers, designations, preferences, and rights, and the qualifications, limitations, or restrictions of such preferences and/or rights. While the issuance of Preferred Stock could provide needed flexibility in connection with possible acquisitions and for other corporate purposes, such issuance could also make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company or discourage an attempt to gain control of the Company, and might adversely affect the holders of Common Stock.

CERTAIN CERTIFICATE OF INCORPORATION, BY-LAW AND STATUTORY PROVISIONS

  Directors' Liability. The General Corporation Law of Delaware (the "Delaware Law") provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The Company's Certificate of Incorporation provides for the elimination and limitation of the personal liability of directors of the Company for monetary damages to the fullest extent permitted by Delaware Law. In addition, the Certificate of Incorporation provides that if the Delaware Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended. The effect of this provision is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. The Certificate of Incorporation also provides that the Company shall, to the full extent permitted by Delaware Law, as amended from time to time, indemnify and advance expenses to each of its currently acting and former directors, officers, employees and agents.

  Classified Board of Directors. The By-laws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As nearly as practical, each class shall consist of one-third of the Board of Directors constituting the entire Board of Directors. As a result, approximately one-third of the Board of Directors will be elected each year. The stockholders may not amend or repeal this provision except upon the affirmative vote of holders of not less than 66 2/3% of the outstanding shares of stock of the Company entitled to vote thereon. Holders of a majority of the outstanding shares of stock of the Company entitled to vote with respect to election of directors may remove directors for cause. Holders of not less than 66 2/3% of the outstanding shares of stock of the Company entitled to vote with respect to election of directors may remove directors without cause. Vacancies on the Board of Directors, to the extent not filled by stockholders, may be filled by a vote of the majority of the remaining directors then in office, although less than a quorum.

  Stockholder Meetings. The By-laws permit any action required or permitted to be taken by the stockholders of the Company at an annual or special meeting of stockholders to be taken by written consent in lieu of a meeting. The By-laws provide that special meetings of stockholders may be called only by a majority of the directors or any officer instructed by a majority of the directors to call the meeting. Stockholders are not permitted to call a special meeting of stockholders or to require that the Board of Directors call or instruct any officer of the Company to call a special meeting of stockholders.

  Section 203 of Delaware Law. The Company is subject to the "business combination" provisions of the Delaware Law. In general, Section 203 of the Delaware Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (a) prior to such date the board of directors of the corporation approved either the "business combination" or the transaction which resulted in the stockholder becoming an "interested stockholder," (b) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
(c) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

  Certain provisions described above may have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to the Board of Directors. As such, the provisions could have the effect of discouraging open market purchases of Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director.

RIGHTS PLAN

  On May 17, 1995, the Board of Directors of the Company declared a dividend of one right ("Right") for each outstanding share of the Company's Common Stock to stockholders of record at the close of business on June 2, 1995. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Stock"), at a Purchase Price of $80.00 per unit of one one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent.

  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. A Distribution Date will occur and the Rights will separate from the Common Stock upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the shares of Common Stock then outstanding (the "Shares Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding Common Stock (unless such tender offer or exchange offer is an offer for all outstanding shares of Common Stock which a majority of the unaffiliated Directors who are not officers of the Company determine to be fair to and otherwise in the best interests of the Company and its stockholders). Under the Rights Agreement, for purposes of calculating percentages of Common Stock outstanding, shares of Common Stock outstanding shall include all shares of Common Stock deemed to be beneficially owned by a person and its affiliates and associates, even if not actually then outstanding.

  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after June 2, 1995 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 2, 2005, unless earlier redeemed by the Company as described below.

  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except (i) with respect to certain shares of Common Stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of certain securities of the Company, or (ii) as otherwise determined by the Board of Directors, only Common Stock issued prior to the Distribution Date will be issued with Rights.

  In the event that a person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which a majority of the Directors who are not officers of the Company and who are not affiliates or associates of such person determine to be fair to and otherwise in the best interests of the Company and its stockholders) (such event, a "Flip-in Event"), each holder of a Right will thereafter have the right to receive, upon payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (based on a formula set forth in the Rights Agreement) equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (or by certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the Flip-in Event until such time as the Rights are no longer redeemable by the Company as set forth below.

  For example, at a Purchase Price of $80.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $160.00 worth of Common

Stock (or other consideration, as noted above) determined pursuant to a formula set forth in the Rights Agreement, for $80.00. Assuming that the Common Stock had a per share value of $40.00 at such time (as determined pursuant to such formula), the holder of each valid Right would be entitled to purchase four shares of Common Stock for $80.00.

  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which it is the surviving corporation but its Common Stock is changed or exchanged (other than a merger meeting certain conditions which follows an offer for all outstanding shares of Common Stock which a majority of the unaffiliated Directors who are not officers of the Company determine to be fair to and otherwise in the best interests of the Company and its stockholders), or (ii) 50% or more of the Company's assets, earning power or cash flow is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and the Flip-in Event described in the second preceding paragraph are referred to as the "Triggering Events."

  The Purchase Price payable, and the number of one one-hundredths of a share of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Junior Preferred Stock, (ii) if holders of the Junior Preferred Stock are granted certain rights or warrants to subscribe for Junior Preferred Stock or convertible securities at less than the current market price of the Junior Preferred Stock, or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding cash dividends not in excess of 200% of regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Junior Preferred Stock (other than fractions of one one-hundredth of a share, or integral multiples thereof) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Junior Preferred Stock on the last trading date prior to the date of exercise.

  At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors (as defined below) who are not officers of the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of such Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

  The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person or an affiliate or associate of such person, or any representative of any of the foregoing.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are redeemed as provided in the second preceding paragraph.

  Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution

Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person or an affiliate or associate thereof), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

  The Rights have certain anti-takeover effects. Exercise of the Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The existence of Rights, however, should not affect an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the $.01 redemption price.

TRANSFER AGENT AND REGISTRAR

  American Stock Transfer & Trust Company serves as transfer agent and registrar of the Common Stock.

                           CERTAIN TAX CONSIDERATIONS

GENERAL

  The following is a discussion of certain U.S. federal income tax and estate tax consequences of the purchase, ownership and disposition of the Notes as of the date hereof. This summary applies only to U.S. Holders of the Notes and Common Stock who hold such Notes or Common Stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). It does not discuss all of the tax consequences that may be relevant to a Holder in light of its particular circumstances or to Holders subject to special rules, such as dealers in securities or foreign currencies, financial institutions, life insurance companies, or regulated investment companies, or to Holders whose functional currency is not the United States dollar or who hold the Notes or the Common Stock as part of a synthetic security, conversion transaction, or certain "straddle" or hedging transactions.

  The U.S. federal income tax and estate tax considerations set forth below are based upon the Code and regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those presented below.

  For purposes of this discussion, a "United States Holder" is a Holder that is an individual who is a citizen or resident of the United States, a corporation or a partnership that is organized under the laws of the United States or any state thereof (except, in the case of a partnership, to the extent future Treasury regulations provide otherwise), an estate whose income is includible in gross income regardless of its source, or a trust other than a "foreign trust," as such term is defined in Section 7701(a)(31) of the Code. A "Non-United States Holder" is a Holder that is not a United States Holder.

UNITED STATES HOLDERS

  Interest. Interest on a Note should be taxable to a United States Holder as ordinary interest income at the time the interest is received or accrued, in accordance with the United States Holder's regular method of accounting for United States federal income tax purposes. This discussion assumes, that the Notes were issued with "original issue discount" for United States federal income tax purposes.

  Sale, Exchange or Redemption of a Note. A United States Holder will recognize gain or loss, if any, on the sale, redemption or other taxable disposition of a
Note in an amount equal to the difference, if any, between the United States Holder's adjusted tax basis in the Note and the amount received therefor (other than amounts attributable to accrued and unpaid interest on the Notes, which will be treated as interest for United States federal income tax purposes). Subject to the market discount rules noted under "--Market Discount and Bond Premium" below, gain or loss, if any, recognized on the sale, redemption or other taxable disposition of a Note generally will be long-term capital gain or loss if the Note was held for more than one year as of the date of disposition. Under recently enacted legislation, the net capital gain of an individual derived in respect of the Notes generally will be taxed at a maximum rate of 28% if the holding period for the Notes was greater than one year but not more than 18 months, or 20% if the holding period was greater than 18 months (the "Preferential Tax Rate").

  Market Discount and Bond Premium. If a United States Holder acquires a Note subsequent to its original issuance and the Note's stated redemption price at maturity exceeds the United States Holder's initial tax basis in the Note by more than a de minimis amount, the United States Holder should generally be treated as having acquired the Note at a "market discount" equal to such excess. Gain on the disposition of a Note acquired with more than de minimis market discount generally will be treated as ordinary income to the extent it does not exceed the accrued market discount on the Note. Generally, the amount of accrued market discount is determined using a straight-line accrual method, or, at the option of the taxpayer, using a prescribed constant-yield method. A Holder of a Note purchased with market discount may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry the Note. A

Holder may elect to include market discount in income currently as it accrues on all market discount obligations acquired by such Holder during the taxable year such election is made and thereafter, in which case, neither the rule regarding the recharacterization of income as ordinary upon disposition, nor the interest deferral rule will apply to such Holder. All United States Holders should consult their tax advisers regarding the existence, if any, of and tax consequences relating to, market discount. If a United States Holder's initial tax basis in a Note exceeds the stated redemption price at maturity of the Note, the United States Holder should generally be treated as having acquired the Note with "bond premium" in an amount equal to such excess. A United States Holder who purchases a Note at a premium may elect to amortize the premium as an offset to interest income under a constant-yield method over the life of the Note. If a Holder makes an election to amortize premium, such election will apply to all taxable debt instruments held by the Holder as of the beginning of the taxable year in which the election is made and thereafter, and may only be revoked with the consent of the Internal Revenue Service. On June 27, 1996, the Internal Revenue Service published proposed regulations relating to the amortization of bond premium. All United States Holders who purchase Notes at a premium should consult their tax advisers regarding the election to amortize premium and the method of amortization to be employed.

  Conversion of the Notes. A United States Holder generally will not recognize gain or loss upon conversion of the Notes into Common Stock, except to the extent that any cash paid in lieu of a fractional share of Common Stock exceeds (or is less than) its tax basis allocable to such fractional share. The United States Holder's tax basis in shares of Common Stock received upon conversion will be the same as the United States Holder's adjusted tax basis of the Notes converted (reduced by the portion of such basis allocable to any fractional Common Stock interest for which the United States Holder receives a cash payment from the Company). The holding period of the Common Stock received in the conversion generally will include the holding period of the Notes that were converted.

  Dividends. Dividends paid on Common Stock received upon conversion will be taxable to a United States Holder as ordinary income, to the extent paid out of the Company's current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the Holder's tax basis in the Common Stock, and thereafter as capital gains from the sale or exchange of such Common Stock. Subject to certain restrictions, dividends received by a corporate United States Holder generally will be eligible for the 70% dividends received deduction if the Holder owns less than 20% of the voting power and value of the Company's stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate United States Holder that owns 20% or more of the voting power and value of the Company's stock (other than any non-voting, non-convertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income, and other limitations.

  Sale of Common Stock. A United States Holder of Common Stock received on conversion who sells or otherwise disposes of such stock in a taxable transaction will recognize capital gain or loss equal to the difference between the cash and the fair market value of any property received on such sale and the United States Holder's tax basis in such stock. Such gain or loss will be long term gain or loss if the holding period for such Common Stock was more than one year, and such long-term capital gain, in the case of an individual, will be subject to a maximum Preferential Tax Rate as described above.

  Redemption of Common Stock. A redemption by the Company of some or all of a United States Holder's Common Stock will be treated as a dividend to the redeeming United States Holder to the extent of the Company's current and accumulated earnings and profits unless the redemption meets one of the tests under Section 302(b) of the Code. If one of the tests under Section 302(b) is met, the redemption will be treated as an exchange giving rise to capital gain or loss, except to the extent of declared but unpaid dividends. Such gain or loss will be long-term capital gain or loss if the holding period for the Common Stock was more than one year and such long-term capital gain, in the case of an individual, will be subject to a maximum Preferential Tax Rate as described above. United States Holders should consult their tax advisors as to the application of Section 302(b) to their particular circumstances.

  Adjustments to Conversion Price. Pursuant to Treasury Regulations promulgated under Section 305 of the Code, a United States Holder of a Note should be treated as having received a constructive distribution from the Company upon an adjustment in the conversion price of the Notes if (i) as a result of such adjustment, the proportionate interest of such United States Holder in the assets or earnings and profits of the Company is increased and (ii) the adjustment is not made pursuant to a bona fide, reasonable, anti-dilution formula. An adjustment in the conversion price would not be considered made pursuant to such a formula if the adjustment were made to compensate for certain taxable distributions with respect to the Common Stock into which the Notes are convertible. Thus, under certain circumstances, a decrease in the conversion price of the Notes may be taxable to a United States Holder of a Note as a dividend to the extent of the current or accumulated earnings and profits of the Company. In addition, the failure to adjust fully the conversion price of the Notes to reflect distributions of stock dividends with respect to the Common Stock may result in a taxable dividend to the United States Holders of the Common Stock. A failure to properly adjust the conversion ratio could therefore cause Holders of Notes or Common Stock to have taxable ordinary income in connection with an event pursuant to which they will have received no cash or other property.

  Backup Withholding and Information Reporting. A United States Holder of a Note, or of Common Stock issued upon conversion of a Note, may be subject to information reporting and possibly backup withholding. If applicable, backup withholding would apply at a rate of 31% with respect to dividends or interest on, or the proceeds of a sale, exchange, redemption, retirement, or other disposition of, such Note or Common Stock, as the case may be, unless (i) such United States Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules. Amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against such Holder's United States federal income tax and may entitle the Holder to a refund, provided that the required information is provided to the IRS.

  Recently issued Treasury regulations (the "Final Withholding Regulations"), which are generally effective with respect to payments made after December 31, 1998, modify the currently effective information reporting and backup withholding procedures and requirements, and provide certain presumptions regarding the status of Holders when payments to the Holders cannot be reliably associated with appropriate documentation provided to the payor. To avoid backup withholding with respect to payments made after December 31, 1998, United States Holders will be required to provide certification, if applicable, that conforms to the requirements of the Final Withholding Regulations, subject to certain transitional rules which may apply to extend until December 31, 1999 a certification given in accordance with prior Treasury Regulations. Because the application of the Final Withholding Regulations will vary depending on the United States Holder's particular circumstances, United States Holders are urged to consult their own tax advisors regarding the application of the Final Withholding Regulations.

NON-UNITED STATES HOLDERS

  The Notes. The payment of interest on a Note generally will not be subject to United States federal withholding tax, if (1) the interest is not effectively connected with the conduct of a trade or business within the United States, (2) the Non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (3) the Non-United States Holder is not a controlled foreign corporation that is related to the Company actually or constructively through stock ownership and (4) either (i) the beneficial owner of the Note certifies to the Company or its agent, under penalties of perjury, that it is not a United States Holder and provides its name and address on United States Treasury Form W-8 (or on a suitable substitute form) or (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payer with a copy thereof. Payments to a Non-United States Holder not described in clauses 2 through 4, above, will be subject to withholding at a rate of 30% on the gross amount of such payment, unless the rate of withholding is reduced or eliminated by an applicable income tax treaty and the Non-United States Holder provides the Company with a properly completed Form 1001 certifying to its exemption from withholding under such treaty. For a Non-United States Holder for which payments on the Notes constitute income effectively connected with a United States trade or business of such Holder, such Holder must provide a properly executed Form 4224 (or such successor forms as the IRS designates) in order to avoid imposition of withholding tax at a rate of 30% (and, in the case of corporate Holders, the branch profits tax). Non-United States Holders providing such certification instead will be subject to United States net income taxation at regular graduated rates on such effectively connected income. The Final Withholding Regulations consolidate and modify the current certification requirements and means by which a Non-United States Holder may claim exemption from United States federal income tax withholding. A Non-United States Holder must provide certification that complies with the procedures in the Final Withholding Regulation (defined above under "--United States Holders--Backup Withholding and Information Reporting"), where required, by the first payment date after the effective date of those regulations, subject to certain transitional rules which may extend certifications previously provided by such Non-United States Holder in accordance with the currently effective Treasury Regulations until December
31, 1999. Non-United States Holders claiming benefits under an income tax treaty may be required to obtain a taxpayer identification number ("TIN") and to certify eligibility under the applicable treaty's limitations on benefits article in order to comply with the Final Withholding Regulations' certification requirements. All Non-United States Holders should consult their tax advisors regarding the application of the Final Withholding Regulations, which are generally effective with respect to payments made after December 31, 1998.

  A Non-United States Holder generally will not be subject to United States federal income tax on any capital gain realized in connection with the sale, exchange, retirement, or other disposition of a Note, including the exchange of a Note for Common Stock, provided (i) such gain is not effectively connected with the conduct by such holder of a trade or business in the United States, and (ii) in the case of a Non-United States Holder that is an individual, such holder is not present in the United States for 183 days or more in the taxable year of the disposition.

  A Note held directly by an individual who, at the time of death, is not a citizen or resident of the United States should not be includible in such individual's gross estate for U.S. estate tax purposes as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and, at the time of the individual's death, if payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Even if the Note was includible in the gross estate under the foregoing rules, the Note may be excluded under the provisions of an applicable estate tax treaty.

  The Common Stock. In general, dividends (including any amounts that are treated as dividends as described above) paid to a Non-United States Holder of the Common Stock will be subject to United States federal income tax withholding at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such Non-United States Holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a permanent establishment, or, in the case of an individual, a "fixed base," in the United States ("United States trade or business income") are generally subject to U.S. federal income tax at regular rates, but are not generally subject to the 30% withholding tax if the Non-United States Holder files the appropriate form with the payer. Any United States trade or business income received by a Non-United States Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty.

  Dividends paid to an address in a foreign country are presumed (absent actual knowledge to the contrary) to be paid to a resident of such country for purposes of the withholding tax discussed above and, under current Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under the Final Withholding Regulations, which are generally effective with respect to payments made after December 31, 1998, a Non-United States Holder of the Common Stock who wishes to claim the benefit of an applicable tax treaty rate would be required to satisfy applicable certification and other requirements, which might include filing a Form W-8 that contains the Non-United States Holder's name and address and a certification that such Holder is eligible for the benefits of such treaty under its limitations on benefits article.

  A Non-United States Holder of the Common Stock that is eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty or that has been subject to overwithholding may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  A Non-United States Holder of the Common Stock generally will not be subject to United States income or withholding tax on capital gain realized on the sale, exchange or redemption (provided that the redemption is treated as the sale or exchange of the stock) of such stock, provided (i) such gain is not effectively connected with the conduct by such holder of a trade or business in the United States, and (ii) in the case of a Non-United States Holder that is an individual, such individual is not present in the United States for 183 days or more in the taxable year of the disposition. Common Stock held directly by an individual who at the time of death is not a citizen or resident of the United States will nevertheless generally be includible in the gross estate of such individual for United States estate tax purposes, subject to contrary provisions of an applicable estate tax treaty.

  Backup Withholding and Information Reporting. Payments on the Notes made by the Company or any paying agent of the Company to Non-United States Holders generally should not be subject to information reporting and backup withholding at the rate of 31% if the certification described under "--The Notes" above is received and the payer does not have actual knowledge that the Holder is a United States Holder. If paid to an address outside the United States, dividends on Common Stock held by Non-United States Holders will generally not be subject to information reporting and backup withholding, provided that the payer does not have actual knowledge that the Holder is a United States person. However, under the Final Withholding Regulations, which will not be effective prior to January 1, 1999, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

  Payment of proceeds from a sale of a Note or the Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding unless the Non-United States Holder certifies as to its Non-United States Holder status or otherwise establishes an exemption from information reporting and backup withholding. Payment outside the United States of the proceeds of the sale of a Note or the Common Stock to or through a foreign office of a "broker" (as defined in applicable United States Treasury Regulations) should not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes or a foreign person 50% or more of whose gross income is from a United States trade or business, information reporting should apply to such payment unless the broker has documentary evidence in its records that the beneficial owner is not a United States Holder and certain other conditions are not met or the beneficial owner otherwise establishes an exemption.

  All Non-United States Holders are urged to consult their own tax advisors regarding the possible application of information reporting and backup withholding in light of their particular circumstances under the Final Withholding Regulations.

  THE UNITED STATES FEDERAL INCOME TAX AND ESTATE TAX DISCUSSION SET FORTH ABOVE IS INTENDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A PARTICULAR HOLDER'S SITUATION. PERSONS CONSIDERING A PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF THE NOTES AND THE COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL OR FOREIGN LAWS AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES (POSSIBLY INCLUDING RETROACTIVE CHANGES) IN UNITED STATES FEDERAL AND OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

  The Company will not receive any of the proceeds of the sale of the Securities offered hereby. The Securities may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Securities through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Holders and/or the purchasers of the Securities for whom they may act as agent. The Selling Holders and any such brokers, dealers or agents who participate in the distribution of the Securities may be deemed to be "underwriters," and any profits on the sale of the Securities by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Holders may be deemed to be underwriters, the Selling Holders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

  The Securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The Securities may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of such exchange; (e) face-to-face transactions between sellers and purchasers without a broker-dealer; (f) through the writing of options; and (g) other. At any time a particular offer of the Securities is made, a revised Prospectus or Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount and type of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such Prospectus Supplement and, if necessary, a post-effective amendment to the Registration Statement of which this Prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Securities. In addition, the Securities covered by this Prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this Prospectus.

  To the best knowledge of the Company, there are currently no plans, arrangements or understandings between any Selling Holders and any broker, dealer, agent or underwriter regarding the sale of the Securities by the Selling Holders. There is no assurance that any Selling Holder will sell any or all of the Securities offered by it hereunder or that any such Selling Holder will not transfer, devise or gift such Securities by other means not described herein.

  The Selling Holders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, under the Exchange Act, which may limit the timing of purchases and sales of any of the Securities by the Selling Holders and any other such person. Furthermore, under Regulation M, any person engaged in the distribution of the Securities may not simultaneously engage in market-making activities with respect to the particular Securities being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the Securities and the ability of any person or entity to engage in market-making activities with respect to the Securities.

  Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the Notes by the Company, each of the Company and the Selling Holders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

  The Company has agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Securities to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

  The legality of the securities being offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan LLP, New York, New York, special counsel to the Company.

                                    EXPERTS

  The Consolidated Balance Sheet as of February 28, 1997 and February 29, 1996 and the Consolidated Statements of Income, Stockholders' Equity and Cash Flows for each of the three years in the period ended February 28, 1997 and Financial Statement Schedule of Mark IV Industries, Inc. and its subsidiaries, incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING HOLDERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Disclosure Regarding Forward-Looking Statements............................   2
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   3
Prospectus Summary.........................................................   4
Use of Proceeds............................................................   6
Price Range of Common Stock and
 Dividend Policy...........................................................   6
Capitalization.............................................................   7
Selected Financial Information.............................................   8
Business...................................................................  10
Directors and Executive Officers of the Company............................  12
Security Ownership of Certain Beneficial Owners and Management.............  14
Selling Holders............................................................  16
Description of Notes.......................................................  17
Description of Capital Stock...............................................  27
Certain Tax Considerations.................................................  32
Plan of Distribution.......................................................  37
Legal Matters..............................................................  38
Experts....................................................................  38

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                                 $275,000,000

                                    MARK IV
                           MARK IV INDUSTRIES, INC.

                              4 3/4% CONVERTIBLE
                              SUBORDINATED NOTES
                                   DUE 2004

                         ----------------------------

                            PRELIMINARY PROSPECTUS

                         ----------------------------

                               December  , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the expenses payable by the Company in connection with the sale and distribution of the Securities registered hereby. Any sales commissions or underwriting discount incurred in connection with the sale of Securities registered hereby are payable by the Selling Holders.

      SEC registration fee............................................. $81,125
      Accounting fees and expenses*....................................  50,000
      Legal fees and expenses*.........................................  60,000
      Printing Expenses*...............................................  75,000
      Miscellaneous expenses*.......................................... 233,875
      Total............................................................ 500,000

     --------
     * Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article Ninth of the Company's Certificate of Incorporation entitles officers, directors and controlling persons of the Company to indemnification to the full extent permitted by
Section 145 of the DGCL, as the same may be supplemented or amended from time to time.

  Article Ninth of the Company's Certificate of Incorporation provides that no director shall have any personal liability to the Company or its stockholders for any monetary damages for breach of fiduciary duty as a director, provided that such provision does not limit or eliminate the liability of any director
(i) for breach of such director's duty or loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (involving certain unlawful dividends or stock repurchases) or
(iv) for any transaction from which such director derived an improper personal benefit. The provisions of such article do not limit or eliminate the liability of any director for any act or omission occurring prior to the effective time of such amendment.

ITEM 16. EXHIBITS

  See Exhibit Index.

ITEM 17. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment of any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF AMHERST, STATE OF NEW YORK, ON DECEMBER 15, 1997.

                                          MARK IV INDUSTRIES, INC.

                                                  /s/ William P. Montague
                                          By: _________________________________
                                                    WILLIAM P. MONTAGUE
                                                         PRESIDENT

  KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Sal H. Alfiero, William P. Montague, Gerald S. Lippes, John J. Byrne and Richard L. Grenolds, acting singly, as his true and lawful attorney-in-fact and agent, with full power of substitution, and for him and in his name, place and stead, in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement and any registration statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                        TITLE                 DATE

         /s/ Sal H. Alfiero            Chairman of the           December 15,
-------------------------------------   Board and Chief              1997
           SAL H. ALFIERO               Executive Officer
                                        (Principal
                                        Executive Officer)

       /s/ William P. Montague         President, Director       December 15,
-------------------------------------   and Chief Operating          1997
         WILLIAM P. MONTAGUE            Officer

        /s/ Gerald S. Lippes           Secretary and             December 15,
-------------------------------------   Director                     1997
          GERALD S. LIPPES

       /s/ Clement R. Arrison          Director                  December 15,
-------------------------------------                                1997
         CLEMENT R. ARRISON

                                       Director                  December   ,
-------------------------------------                                1997
          JOSEPH G. DONOHOO

                                       Director                  December   ,
-------------------------------------                                1997
          HERBERT ROTH, JR.

             SIGNATURES                         TITLE                DATE

          /s/ John J. Byrne             Vice President and       December 15,
-------------------------------------    Chief Financial             1997
            JOHN J. BYRNE                Officer (Principal
                                         Financial Officer)

       /s/ Richard L. Grenolds          Vice President and       December 15,
-------------------------------------    Chief Accounting            1997
         RICHARD L. GRENOLDS             Officer (Principal
                                         Accounting Officer)

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  4.1    Indenture, dated as of October 29, 1997, between the Company and The
         Bank of New York, as trustee thereunder, incorporated by reference to
         Exhibit 4.1 to the Company's Current Report on Form 8-K.
  4.2    Registration Rights Agreement dated as of October 29, 1997, among the
         Company and the Initial Purchasers, incorporated by reference to
         Exhibit 4.2 to the Company's Current Report on Form 8-K dated November
         7, 1997.
  5*     Opinion of Stroock & Stroock & Lavan LLP.
         Statement Regarding Computation of Ratios of Earnings to Fixed
 12.1*   Charges.
         Statement Regarding Computation of Pro Forma Ratios of Earnings to
 12.2*   Fixed Charges.
 23.1*   Consent of Coopers & Lybrand LLP.
 23.2*   Consent of Stroock & Stroock & Lavan LLP (included in Exhibit 5).
 24      Power of Attorney of certain officers and directors of Mark IV
         Industries, Inc. (included on page
         II-3 of this registration statement).
 25*     Statement of Eligibility of Trustee.

--------
*Filed herewith